FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

               For the month of August 1, 2003 to August 31, 2003

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794

             Level 9, 28 The Esplanade, Perth Western Australia 6000


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F.....X.....     Form 40-F...........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                 Yes...............    No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-..................]



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



CITYVIEW CORPORATION LIMITED
(Registrant)


Date September 8, 2003


/s/THINAGARAN
.................................................
(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS

                     FROM AUGUST 1, 2003 TO AUGUST 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



553  Well Report Madura Block - Telaga #1
554  Company Update

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS

                     FROM AUGUST 1, 2003 TO AUGUST 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION







       NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH OF AUGUST 2003.





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                               COMPANY LETTERHEAD


                                                                        553

August 1, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                       WELL REPORT MADURA BLOCK -TELAGA #1

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

Operator:       JOB Pertamina -Medco Madura Pty Ltd
Rig:            P.T Apexindo 1500hp Rig 2
Spud:           12 noon March 29, 2003
Target Depth:   Programmed for 10,200 feet (sub sea)
Present Depth:  10,650 feet

TESTING OPERATIONS
PRESENT ACTIVITY:   (Suspending Well And Rigging Down Apexindo Rig 2.)

o The Operator has completed the preliminary test on the Telaga Well DST #1. The well flowed gas throughout the test although the flow rate decreased rapidly during testing. The perforated interval was subject to an acid wash, which immediately improved flow rates until the same rapid decrease in flow rate was encountered.

o Due to the high cost of the present rig and testing configuration the Operator is rigging down Apexindo Rig 2. The Operator will now perform a full analysis of the drilling, logging and test results to determine the benefits of performing an extensive test program using acid fracing and formation stimulation of the DST #1 test interval as well as other previously identified DST intervals yet to be tested.

o On completion of the analysis the Operator intends, based on the results of the analysis, to return to the Telaga Well with a work over rig and fracing equipment to perform an extensive testing program.

o The Operator intends to return to the Telaga Well for extended testing in the next 60 to 90 days depending on BPMIGAS approvals and subject to equipment availability.

                               COMPANY LETTERHEAD

August 25, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                                 COMPANY UPDATE

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following update from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

MADURA CONCESSION
The Operator is conducting a full evaluation of the concession in order to advise the Partners of Medco Madura Pty Ltd the recommended operational activities for year 2004.

TELAGA STRUCTURE
The Operator continues to study the testing and drilling results of the Telaga well with Halliburton to determine the benefit of an acid fracing program for the Telaga well. It is anticipated that the study will be completed shortly.

TAMBUKU STRUCTURE
The Operator is continuing the re-evaluation of the Tambuku structure to determine the benefit of returning to the well for further testing in conjunction with the Telaga well.

SEBAYA STRUCTURE
The Operator is completing the processing of 8 seismic lines on the structure to confirm formation characteristics and to determine a drilling location on the structure in consideration of drilling delineation well.

SIMENGGARIS
The Operator is currently completing a study of the concession to determine the areas to be relinquished on completion of the 6th year of the Production Sharing Contract. 25% of the concession is due to be relinquished on February 24, 2004.

BANGKU BESAR STRUCTURE
The Operator is presently releasing tender documents for a drilling rig to drill the Bangku Besar #1 well. Depending on rig availability it is anticipated that the well will be drilled late 2003 or early 2004.

SESAYAP STRUCTURE
The Operator anticipates confirming the drilling of the Sesayap B well after drilling and testing the Bangku Besar #1 well, based on the results of the well.